Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement on Form S-4 and related joint proxy statement/prospectus to be filed with the Securities and Exchange Commission on February 7, 2020 of our report dated January 13, 2020, with respect to the consolidated financial statements of Histogen, Inc. as of December 31, 2018 and 2017 and for the two years then ended (which report includes an explanatory paragraph related to the change in the method of accounting for revenue and an explanatory paragraph regarding the existence of substantial doubt about the Company’s ability to continue as a going concern), and to the reference to us under the heading “Experts” in this joint proxy statement/prospectus which is part of this Registration Statement.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

February 7, 2020